FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                             For: May 09, 2000
                                  May 08, 2000
                                  Notice of Annual Meeting of Shareholders
                                    /Proxy Statement
                                  Proxy Card
                                  April 17, 2000
                                  April 10, 2000


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)





                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                             Tsim Sha Tsui, Kowloon
                                    Hong Kong

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


                           NAM TAI ELECTRONICS, INC.
                 Special Dividend of $1.00 per share Announced

VANCOUVER, CANADA May 9, 2000 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced a special dividend of $1.00 per common share. The special dividend will be paid on June 21, 2000 to shareholders of record at the close of business on May 31, 2000.

Yesterday the Company released its first quarter 2000 results which included a significant one time profit from the sale of most of its investment in Group Sense (International) Holdings Ltd. The Board of Directors has elected to use a portion of these proceeds to reward shareholders. This reflects the Board of Directors and management's confidence that the Company's cash flows and cash reserves are sufficient to finance the factory expansion and future growth plans.

ANNUAL GENERAL MEETING

As previously announced, Nam Tai's Annual Meeting of Shareholders will be held at 11:30 a.m. on June 9, 2000 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York.


Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


                            NAM TAI ELECTRONICS, INC.
            Q1 Sales up 65%, Net Income up 419%, EPS $1.65 vs. $0.29

VANCOUVER, CANADA May 8, 2000 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced unaudited first quarter results for the period ended March 31, 2000. Net sales for the first quarter of 2000 were $44.6 million, an increase of 65% compared to net sales of $27.1 million for the first quarter of 1999. Operating income for the first quarter of 2000 increased 6% (16% per share) to $2.5 million ($0.28 per share) compared to 1999 first quarter operating income of $2.4 million ($0.24 per share). Net income for the first quarter of 2000 increased 419% to $14.6 million compared to $2.8 million in the first quarter of 1999. Basic and diluted earnings per share for the first quarter of 2000 were $1.65 and $1.60 compared to $0.29 for both in the first quarter of 1999. Profit from the sale of most of the Company's investment in Group Sense (International) Holdings Ltd. contributed $12.1 million ($1.33 per share) to net income.

The first quarter sales of $44.6 million sets a new record for the Company and marks the third consecutive quarter with sales growth exceeding 50%. Gross profit margin has improved to 15.4% compared to 12.5% in the last quarter of 1999. The inventory build-up for Daewoo Electronics Deutschland GmbH has been resolved by shipping out one-third of these products in March and two-thirds in April below cost. Hence, the gross profit margin has been adversely affected in the respective quarters. The Company is continuously striving to improve the operating efficiencies and reduce costs.

The Company continues to maintain a strong financial position, ending the first quarter of 2000 with $8.44 of cash per share and $16.04 of net book value per share, based on 8,855,823 shares outstanding as at March 31, 2000. The Company, as at March 31, 2000, had a cash to current liabilities ratio of 2.3:1, a current ratio of 3.9:1, a total assets to total liabilities ratio of 5.3:1, no long term debt, and approximately $74.8 million of cash.

ANALYST CONFERENCE CALL

The Company will hold an analysts-only conference call on Monday, May 8, 2000 at 10:30 a.m. Eastern Time for analysts to discuss the first quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference call by dialing (612)-332-0632 just prior to its start time. Callers will be asked to register with the conference call operator. Shareholders are invited to submit questions by e-mail to investor@namtai.com before 10:00 a.m. Management reserves the right to answer only those questions that it deems suitable.

ANNUAL GENERAL MEETING

As previously announced, Nam Tai's Annual Meeting of Shareholders will be held at 11:30 a.m. on June 9, 2000 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York. Proxy forms and the 1999 annual report will be sent out to shareholders before May 9, 2000. Management would like to notify readers of the 1999 annual report and the 1999 Form 20-F that the organisational diagram contains an error. Nam Tai Telecom (Hong Kong) Company Limited is shown as a 100% owned subsidiary of Nam Tai Electronics, Inc. whereas it should be shown as a 100% owned subsidiary of Nam Tai Electronic & Electrical Products Limited. Management apologises for this error.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's efforts to reduce costs and improve efficiencies are forward looking statements the results of which are uncertain and dependant upon many factors including stable supply of materials, successful integration of advanced technologies, changes in general economic conditions, and currency fluctuations. Other factors that might cause differences in these and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
(In Thousands of U.S. Dollars except share data)




                                                                            Unaudited
                                                                    Three months ended March 31
                                                                         2000          1999


Net sales                                                           $     44,592   $     27,075
Cost of sales                                                             37,719         21,105
                                                                    -----------------------------

Gross profit                                                               6,873          5,970

Costs and expenses
  Selling, general and administrative expenses                             3,590          3,129
  Research and development expenses                                          774            479
                                                                    -----------------------------
                                                                           4,364          3,608

                                                                    -----------------------------
Income from operations                                                     2,509          2,362

Net gain (loss) on disposal of property, plant and equipment                 340             (6)
Other income (loss) - net                                                 11,202           (281)
Interest income                                                              620            808
                                                                    -----------------------------

Income before income taxes                                                14,671          2,883
Income tax expense                                                           (97)           (75)
                                                                    -----------------------------

Net income                                                          $     14,574   $      2,808
                                                                    =============================

Net income per share
   Basic                                                            $       1.65   $       0.29
                                                                    =============================
   Diluted                                                          $       1.60   $       0.29
                                                                    =============================
Weighted average number of shares ('000')
   Basic                                                                   8,846          9,659
   Diluted                                                                 9,089          9,681



NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2000 AND DECEMBER 31, 1999
(In Thousands of U.S. Dollars)

                                                            Unaudited           Audited
                                                             March 31         December 31
                                                               2000               1999

ASSETS
Current assets:
  Cash and cash equivalents                            $       74,784     $       54,215
  Accounts receivable, net                                     32,920             24,283
  Inventories                                                  11,639             10,901
  Marketable securities                                         5,484                  -
  Prepaid expenses and deposits                                 2,394              2,967
  Income tax recoverable                                        2,111              2,070
                                                       --------------------------------------
     Total current assets                                     129,332             94,436

Investment in associated company                                  207             17,308

Property, plant and equipment, at cost                         65,351             65,076
Less: accumulated depreciation and amortization               (21,975)           (20,359)
                                                       --------------------------------------
                                                               43,376             44,717

Other assets                                                    1,445              1,447
Intangible assets                                                 784                839
                                                       --------------------------------------
     Total assets                                      $      175,144     $      158,747
                                                       ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                $       31,790     $       25,504
  Notes payable                                                    42              6,949
  Short term bank loans                                           121                  -
  Dividend payable                                                797                718
  Income taxes payable                                             97                  -
                                                       --------------------------------------
    Total current liabilities                                  32,847             33,171

Deferred tax liabilities                                            8                  8
Minority interest                                                 200                  -
                                                       --------------------------------------
    Total liabilities                                          33,055             33,179

Shareholders' equity:
  Common shares                                                    89                 88
  Additional paid-in capital                                   81,176             80,870
  Accumulated other comprehensive income (Note 1)                  44                 44
  Unrealized profit of marketable securities                    2,510                  -
  Retained earnings                                            58,270             44,566
                                                       --------------------------------------
    Total shareholders' equity                                142,089            125,568

    Total liabilities and shareholders' equity         $      175,144     $      158,747
                                                       ======================================



NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
(In Thousands of U.S. Dollars)

                                                                                Unaudited
                                                                       Three months ended March 31
                                                                             2000           1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                            $     14,574   $      2,808
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation and amortization                                              1,807          1,241
  Fair value of stock issued as compensation                                   136              -
  Net (gain) loss on disposal of property, plant & equipment                  (340)             6
  Gain on disposal of marketable securities                                (12,129)           (52)
Changes in current assets and  liabilities,  net of effects of acquisition and disposal:
  Decrease in marketable securities                                              -            295
  Increase in accounts receivable                                           (8,637)        (5,180)
  Increase in inventories                                                     (738)        (2,133)
  Increase in income tax recoverable                                           (41)             -
  Decrease in prepaid expenses & deposits                                      573            370
  (Decrease) increase in notes payable                                      (6,907)         1,499
  Increase in accounts payable & accrued expenses                            6,286          4,979
  Increase (decrease) in income taxes payable                                   97            (28)
                                                                      -------------------------------
Total adjustments                                                          (19,893)           997
                                                                      -------------------------------
Net cash provided (used) by operating activities                      $     (5,319)  $      3,805
                                                                      -------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of business                                             $       (207)  $          -
  Purchase of property, plant & equipment                                     (381)          (636)
  Purchase of other assets                                                       -             (6)
  Proceeds from disposal of marketable securities                           26,463              -
  Proceeds from disposal of property, plant & equipment                        376              -
                                                                      -------------------------------
Net cash provided (used) in investing activities                      $     26,251   $       (642)
                                                                      -------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Share buy-back program                                              $        (73)  $     (3,870)
  Short term bank loan                                                         121              -
  Dividend paid                                                               (718)          (688)
  Additional shares issued on exercise of options                              105              -
  Contribution by minority interest                                            200              -
  Redemption of shares                                                           -         (1,550)
                                                                      -------------------------------
Net cash provided (used) in financing activities                      $       (365)  $     (6,108)
                                                                      -------------------------------

Foreign currency translation adjustments                                         2             (5)
                                                                      -------------------------------
Net increase (decrease) in cash and cash equivalents                        20,569         (2,950)
                                                                      -------------------------------
Cash and cash equivalents at beginning of period                            54,215         71,215
                                                                      ===============================
Cash and cash equivalents at end of period                            $     74,784   $     68,265
                                                                      ===============================




NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
(In Thousands of U.S. Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the company was $14,574 and $2,805 for the three months ended March 31, 2000 and March 31, 1999, respectively.
2. Business segment information - The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas is as follows:


                                                     Unaudited
                                             Three months ended March 31
                                                 2000           1999


NET SALES FROM OPERATIONS WITHIN:
   -Hong Kong
         Unaffiliated customers           $     43,557   $     26,499

   -PRC, excluding Hong Kong:
        Unaffiliated customers                   1,035            576
         Intersegment sales                     41,984         24,585

   -Intersegment eliminations                  (41,984)       (24,585)
                                          -------------------------------

               Total net sales            $     44,592   $     27,075
                                          ===============================

INCOME (LOSS) FROM OPERATIONS WITHIN:
   -PRC, excluding Hong Kong              $      2,017   $      2,085
   -Hong Kong                                   12,557          1,445
   -North America                                    -           (722)
                                          -------------------------------

               Total net income           $     14,574   $      2,808
                                          ===============================


                                            Unaudited        Audited
                                          Mar. 31, 2000   Dec. 31, 1999

IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA:
   -PRC, excluding Hong Kong              $     56,478   $     55,962
   -Hong Kong                                  118,666        102,785
                                          -------------------------------

              Total Assets                $    175,144   $    158,747
                                          ===============================




                           NAM TAI ELECTRONICS, INC.

                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                             TST, Kowloon, Hong Kong


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  JUNE 9, 2000



         The Annual Shareholders Meeting of Nam Tai Electronics, Inc. (the "Company") will be held at the Peninsula Hotel in La Grande Salle room, 700 5th Avenue at 55th Street, New York, New York on June 9, 2000, at 11:30 a.m. for the following purposes:

1. To elect six members of the Board of Directors to serve for the ensuing year;

2. To approve the appointment of Deloitte Touche Tohmatsu as the independent accountants of the Company for the year ending December 31, 2000;

3. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

         Only holders of common shares of record at the close of business on April 24, 2000 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.




                               By order of the Board of Directors




                                      /s/ TADAO MURAKAMI
                              -------------------------------------
                                        Tadao Murakami
                                Chairman of the Board of Directors





Dated May 5, 2000
Hong Kong

                            NAM TAI ELECTRONICS, INC.

                             Suite 4., 9/F., Tower 1
                      China Hong Kong City, 33 Canton Road
                             TST, Kowloon, Hong Kong
                                 PROXY STATEMENT


                      MEETING AT 11:30 A.M. ON JUNE 9, 2000


         Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on June 9, 2000 at the Peninsula Hotel in La Grande Salle room, 700 5th Avenue at 55th Street, New York, New York at 11:30 a.m. (New York time). If a proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for the election of the six (6) nominees for directors named herein and for the approval of Deloitte Touche Tohmatsu as the Company's independent accountants for the year ending December 31, 2000. A proxy given by a shareholder may be revoked at any time before it is exercised by notifying the Chairman of the Company in writing of such revocation, by giving another proxy bearing a later date or by voting in person at the Meeting.

         The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

         The Company's annual report, including financial statements for its fiscal year ended December 31, 1999, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.

         The Company's annual report on Form 20-F for the year ended December 31, 1999, as filed with the United States Securities and Exchange Commission, is available without charge upon written request from the Company's Investor
Relations Representative, Pan Pacific I. R. Ltd. at Suite 1790 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2. The Company's annual report on Form 20-F and other regulatory filings are also available in Electronic Data Gathering and Retrieval ("EDGAR") format as electronically filed with the United States Securities and Exchange Commission.

         Holders of common shares of record at the close of business on April 24, 2000 will be entitled to vote at the Meeting and there were 8,855,223 common shares outstanding at that date. No business shall be transacted at any Meeting of shareholders unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the votes of the common shares. Each common share is entitled to one vote. Management recommends a vote FOR the election of directors named; and FOR the election of Deloitte Touche Tohmatsu as independent accountants for the Company for the year ending December 31, 2000.

                                 PROPOSAL NO. 1
                              ELECTION OF DIRECTORS

         The Company's directors are elected annually to serve until the next Annual Meeting of Shareholders and until their successors are qualified and elected. The number of directors authorised by Nam Tai's By-laws shall be not less than one nor more than eight.

         Unless otherwise directed by shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the following nominees, all of whom, with the exception of Mr. Peter R. Kellogg, are now members and constitute the Company's Board of Directors. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgement.

                        INFORMATION CONCERNING NOMINEES

         Information concerning the nominees based on data provided by them is set forth below:

TADAO MURAKAMI, 56. Mr. Murakami has served the Company in various executive capacities since 1984. He became a Director of the Company in December 1989. From June 1989 to July 1994, Mr. Murakami was employed as the President of the Company's Hong Kong subsidiary, following which he succeeded Mr. Koo as President of the Company. In June 1995, he became the Company's Chief Executive Officer. In September 1998, Mr. Murakami assumed the position of Chairman of the Board.

SHIGERU TAKIZAWA, 60. Mr. Takizawa joined the Company in September 1998 after a forty-year career with Toshiba Corporation holding various senior management and executive positions. He assumed the positions of President and Chief Executive Officer of the Company, succeeding Mr. Murakami.

M. K. KOO, 56. Mr. Koo served as Chairman of the Board of Directors of Nam Tai and its predecessor companies since inception until assuming the newly created position of Senior Executive Officer, Corporate Strategy, Finance and Administration in September 1998. He was the Chief Executive Officer of the Company until June 1995. Mr. Koo serves on the Company's Audit Committee.

CHARLES CHU, 43. Mr. Chu originally served as Secretary and a Director of the Company from August 1987 to September 1989. He was reappointed a Director in December 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on Nam Tai's Audit Committee.

STEPHEN SEUNG, 53. Mr. Seung was appointed a Director of Nam Tai in 1995. He is an attorney and Certified Public Accountant and has been engaged in the private practice of law and accounting in New York since 1981. Mr. Seung serves on Nam Tai's Audit Committee and is its authorised agent in the United States.

PETER R. KELLOGG, 57. Mr. Kellogg is a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer of all major U.S. securities exchanges.

         There is no family relationship among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any such director or executive officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected at its Annual Meeting of Shareholders and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

                     COMPENSATION OF DIRECTORS AND OFFICERS

         The  aggregate  amount  of  compensation   paid  by  Nam  Tai  and  its
subsidiaries during the year ended December 31, 1999 to all directors and officers as a group for services in all capacities was approximately $2,409,000.

         Directors who are not employees of the Company nor any of its subsidiaries are paid $1,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.

                             CONTROL OF THE COMPANY

         The following table sets forth information as of April 24, 2000 regarding the ownership of the Company's common shares by all persons known by the Company to be the owner of more than ten percent (10%), by all directors owning common shares and by all directors and executive officers as a group:

Identity of                     Common Shares    Warrants    Options(1)     Percent(2)
Person or Group                    Owned                                    of class

M. K. Koo                          2,260,631      926,850             0     32.6 %
------------------------------ -------------- ------------ ------------- -------------
Peter R. Kellogg(3)                1,125,000            0             0     12.7 %
------------------------------ -------------- ------------ ------------- -------------
Tadao Murakami                       613,155      195,094        82,500      9.8 %
------------------------------ -------------- ------------ ------------- -------------
Stephen Seung (4)                     11,000        4,000        10,000      0.3 %
------------------------------ -------------- ------------ ------------- -------------
Charles Chu                                0            0        10,000      0.1 %
------------------------------ -------------- ------------ ------------- -------------
Executive Officers and             2,885,786    1,125,944       210,500     41.4%
Directors as group (9 persons)
------------------------------ -------------- ------------ ------------- -------------

(1) Excludes options to purchase common shares that are not exercisable within 60 days of April 24, 2000.

(2) There were 8,855,223 shares outstanding on April 24, 2000. Percent of class calculation assumes full exercise of the individual's or group's outstanding options and warrants that are exercisable within 60 days of April 24, 2000 and was calculated in accordance with Rule 13d(1) (i) under the Securities and Exchange Act of 1934.

(3) Mr. Kellogg holds directly 125,000 Common Shares and 1,000,000 indirectly through I.A.T. Reinsurance Syndicate Ltd. ("IAT"), a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of the shares held of record by IAT.

(4) Includes 11,000 Common Shares and 4,000 Warrants to purchase Common Shares, registered to Violet Seung, Mr. Seung's wife, as to which Mr. Seung disclaims beneficial ownership.



                                 STOCK OPTIONS

      On August 18, 1993, the Board of Directors of the Company adopted the 1993 Stock Option Plan (the "1993 Plan"). The Board has amended the 1993 Plan since then and as amended through April 24, 2000 the 1993 Plan provides for the grant to employees, officers, directors who are employees of the Company and consultants of options to purchase up to cumulative aggregate of 1,425,000 shares of common stock of the Company. In the case of directors who are not employees of the Company ("Independent Directors"), the 1993 Plan provides for options to purchase 5,000 shares of the Company to be granted annually to each Independent Director at their election to the Board of Directors at the Annual Meeting of Shareholders. Options granted to Independent Directors must be granted with an exercise at no less than 100% of the fair market value at the date of grant and it is the policy of the Company to grant options to all participants under the 1993 Plan at an exercise of no less than 100% of the fair market value at the date of grant.

      The Board of Directors, without approval of the shareholders may terminate the 1993 Plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the Stock Option Plan. The term of each option granted under the 1993 Plan is for such period not exceeding ten (10) years. Each option granted under the Stock Option Plan is exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the stock option agreement evidencing such option.

      The Board of Directors, without approval of the shareholders, may from time to time amend the plan in such respects as the board may deem advisable; provided, however, no amendment shall (a), without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the 1993 Plan; (ii) increase the maximum aggregate number of shares which may be optioned and sold under the plan (unless shareholders approve such increase), (iii) change the manner of determining the option price or reduce the option price of outstanding options (unless shareholders approve such change(s)), (iv) change the classes of persons eligible to receive options under the 1993 Plan (unless shareholders approve such change(s)), or (v) increase the number of options to be granted to Independent Directors or alter the manner of determining the option price therefor (unless shareholders approve such change(s)).

      As of April 24, 2000, there were outstanding options to purchase an aggregate of 583,720 shares of the Company under the Company's 1993 Plan and 281,413 were reserved for future issuance under it. Of the outstanding options, 1,500 are exercisable at a price of $15.75 per share until March 16, 2001; 252,000 are exercisable at a price of $10.50 per share until March 16, 2001; 302,000 are exercisable at a price of $13.875 until January 31, 2003; and 28,220 are exercisable at a price of $16.125 until April 5, 2003. A total of 340,500 options are held by executive officers and directors of the Company. The remaining options are held by employees and key advisors of the Company.

                     INFORMATION CONCERNING AUDIT COMMITTEE

      Pending their election as directors, the Audit Committee will consist of Mr. M. K .Koo, Mr. Stephen Seung and Mr. Charles Chu. The Audit Committee meets from time to time to review the financial statements and matters relating to the audit and has full access to management and the Company's auditors in this regard. The Audit Committee recommends the engagement or discharge of the Company's independent accountants, consults on the adequacy of the Company's internal controls and accounting procedures and reviews and approves financial statements and reports.

                                   PROPOSAL 2
               APPROVE THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS

      The Board of Directors has selected Deloitte Touche Tohmatsu as independent accountants of the Company for the year ending December 31, 2000 and further directed that the Company submit the selection of independent accountants for approval by shareholders at the Company's Annual Meeting of Shareholders. This will be the second year for which Deloitte Touche Tohmatsu has acted as independent accountants of the Company.

                                 OTHER BUSINESS

      The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgement.



                                By order of the Board of Directors




                                      /s/ TADAO MURAKAMI
                              --------------------------------------
                                        Tadao Murakami
                                Chairman of the Board of Directors



Dated May 5, 2000
Hong Kong


PROXY      NAM TAI ELECTRONICS, INC. ANNUAL MEETING OF SHAREHOLDERS - JUNE 9, 2000             PROXY
       This Proxy is Being Solicited on Behalf of the Board of Directors of the Company

    The undersigned shareholder(s) of Nam Tai Electronics,  Inc. hereby nominate,  constitute and appoint STEPHEN
SEUNG,  with the power to appoint his substitute,  and hereby  authorises him to represent the undersigned and to vote, as designated  below,  all Common Shares of Nam Tai Electronics,  Inc.  standing in my name on its books on
April  24,  2000 at the  annual  meeting  of its  shareholders  to be held at 11:30  a.m.  on June 9, 2000 at the
Peninsula  Hotel in La  Grande  Salle  room,  700 5th  Avenue at 55th  Street,  New  York,  New York,  and at any
adjournment thereof.
1. FOR __                                              WITHHOLD AUTHORITY FOR __
the election as directors of the Company of six (6) persons listed: Tadao Murakami,  Shigeru Takizawa,  Ming Kown
Koo, Charles Chu, Stephen Seung and Peter R. Kellogg;
   (Instruction:  To withhold  authority to vote for any  individual  nominee  draw a line through the  nominee's name above.)
2. FOR  __                                             AGAINST  __                        ABSTAIN  __
a proposal  approving the selection of Deloitte  Touche  Tohmatsu as  independent  accountants of the Company for the year ending December 31, 2000;
                                      (The Board of Directors recommends a vote FOR Items 1 and 2 )
                                              (Continued and to be signed, on reverse side)


3. If the Chairman of the Board is not present by 11:30 a.m. in accordance with Regulation 37 of the Company's Articles of Association, I hereby authorise my proxy to choose a chairman for the meeting;
4. In his discretion, the proxy is authorised to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.




                                                                                           _________________________
                                                                                           Number of Shares
Dated:____________________, 2000

                                                                                           _________________________
                                                                                           Signature of Shareholder


                                                                                           _________________________
                                                                                           Signature of Shareholder


                                                                                           (Please date this Proxy
                                                                                           and sign your name as it
                                                                                           appears on your stock
                                                                                           certificate(s).
                                                                                           Executors, administrators,
                                                                                           trustees, etc. should
                                                                                           give their full titles.
                                                                                           All joint owners should
                                                                                           sign.)


IF NO  SPECIFICATION  IS MADE  THIS  PROXY  WILL BE VOTED FOR  ELECTION  OF EACH
DIRECTOR AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


            NAM TAI ELECTRONICS, INC. TO RELEASE Q1 RESULTS ON MAY 8

VANCOUVER, CANADA April 17, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it will release its first quarter results for the period ended March 31, 2000 before the market opens on Monday, May 8, 2000.

The Company will hold an analysts-only conference call on Monday, May 8, 2000 at 10:30 a.m. Eastern Time for analysts to discuss the first quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than Friday, May 5, 1999 at 6:00 p.m. Eastern Time.

Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing (612)-332-0632 just prior to its start time of 10:30 a.m. Eastern Time on Monday, May 8, 2000. Callers will be asked to register with the conference call operator.

FIRST QUARTER DIVIDEND

The Company will pay its first quarter dividend of $0.09 per share on or before April 21, 2000 to shareholders of record at the close of business on March 31, 2000.

ANNUAL SHAREHOLDERS MEETING

The Annual Shareholders Meeting of Nam Tai Electronics, Inc. has been set for 11:30 a.m. June 9, 2000 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York. Shareholders of record as of April 24, 2000 will be eligible to vote at the meeting.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


             NAM TAI ELECTRONICS, INC. MARCH SALES REACH NEW RECORD

VANCOUVER, CANADA April 10, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced a new sales record for the month of March of $18.8 million versus $15.5 million for the month of December of 1999 as a result of new products, new customers and increased orders which will be reflected in our first quarter results.

GLS HOLDINGS REDUCED

Nam Tai announced the successful liquidation of a further 70 million shares of Group Sense (International) Ltd. ("Group Sense"), a Hong Kong publicly listed company (Hang Seng company # 601) reducing its ownership position from 10% to 3%. On March 13, 2000 the Company announced the sale of 100 million Group Sense shares. Nam Tai invested $16.5 million in May 1998 acquiring 205 million Group Sense common shares.

Following the sale of the initial 100 million shares, the remaining shares were subject to a lock-up agreement. The Company's decision to sell a further 70 million shares was made under the request and with the co-ordination of Group Sense to support Group Sense complete a private placement financing. As a result, the Company obtained a release from the lock-up agreement. Nam Tai's remaining 3% holdings in Group Sense continue to be subject to a lock-up agreement.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                                          For and on behalf of
                                        Nam Tai Electronics, Inc.



                                         /s/ TADAO MURAKAMI
                                       -------------------------
                                       Tadao Murakami, Chairman

Date:  May 11, 2000